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                                                                     Exhibit 4.2

                                 PROMISSORY NOTE


1. NAMES

Borrower:

     Airbee Wireless, Inc., a Delaware corporation doing business as Airbee 9400 Key West Avenue
     Rockville, Maryland 20850

Lender:

2. PROMISE TO PAY

For value received, Borrower promises to pay Lender $________ and interest at the yearly rate of __% on the unpaid balance as specified below. Borrower may pay the note at any time in increments of not less than $10,000 and can be in the form of cash or stock or combinations of both. If payment is made in stock, it means Airbee Wireless, Inc. common stock; the value of which is the five day average closing bid price on the days preceding payment.

3. PAYMENT DATE

Borrower will pay the entire amount of principal and interest on or before December 31, 2004.

4. PREPAYMENT

Borrower may prepay all or any part of the principal without penalty. If paid in stock, the number of shares is to be determined on the settlement date by the average closing bid price of the stock for the five days preceding the settlement date.

5. SECURITY

This note is secured by the stock of Airbee Wireless, Inc.

6. COLLECTION COSTS

If Lender prevails in a lawsuit to collect on this note, Borrower will pay Lender's costs and lawyer's fees in an amount the court finds to be reasonable.


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7. ENTIRE AGREEMENT

This is the entire agreement between the parties. It replaces and supersedes any and all oral agreements between the parties, as well as any prior writings.

8. SUCCESSORS AND ASSIGNEES

This agreement binds and benefits the heirs, successors and assignees of the parties.

9. NOTICES

All notices must be in writing. A notice may be delivered to a party at the address that follows a party's signature or to a new address that a party designates in writing. A notice may be delivered:

      o  in person

      o  by certified mail, or

      o  by overnight courier.

10. GOVERNING LAW

This agreement will be governed by and construed in accordance with the laws of the state of Maryland.

11. MODIFICATION

This agreement may be modified only by a writing signed by the party against whom such modification is sought to be enforced.

12. WAIVER

If one party waives any term or provision of this agreement at any time, that waiver will be effective only for the specific instance and specific purpose for which the waiver was given. If either party fails to exercise or delays exercising any of its rights or remedies under this agreement, that party retains the right to enforce that term or provision at a later time.

13. SEVERABILITY

If any court determines that any provision of this agreement is invalid or unenforceable, any invalidity or unenforceability will affect only that provision and will not make any other provision of this agreement invalid or unenforceable and such provision shall be modified, amended or limited only to the extent necessary to render it valid and enforceable.


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14. DISPUTES

If a dispute arises, the parties will try in good faith to settle it through mediation conducted by a mediator to be mutually selected. The parties will share the costs of the mediator equally. Each party will cooperate fully and fairly with the mediator and will attempt to reach a mutually satisfactory compromise to the dispute. If the dispute is not resolved within 30 days after it is referred to the mediator, it will be arbitrated by an arbitrator to be mutually selected. Judgment on the arbitration award may be entered in any court that has jurisdiction over the matter. Costs of arbitration, including lawyers' fees, will be allocated by the arbitrator.

BORROWER

Airbee Wireless, Inc.,
a Delaware corporation doing business as Airbee
9400 Key West Avenue
Rockville, Maryland 20850


Dated: _______________________________________________________


By:    _______________________________________________________
                        E. Eugene Sharer
                           Secretary





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